Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

March 16, 2020 – For Immediate Release

Great Panther Reschedules 2019 Fiscal Year Earnings Release and Conference Call

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that it will reschedule its 2019 fiscal year earnings release, previously set for today after market close. The revised date relates to finalization of certain financial statement considerations and is not anticipated to extend beyond ten business days. The Company will make a further announcement in a subsequent press release to schedule the date and time of the earnings release and conference call and webcast.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther owns an operating gold mine in Brazil and two operating primary silver mines in Mexico. It also owns two mines on care and maintenance, one in Mexico and one in Peru.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

dwiens@greatpanther.com

www.greatpanther.com